EXHIBIT 99.6

AMENDMENT NO. 9 TO TAX DEFERRED SAVINGS PLAN AND TRUST

WHEREAS, Telephone and Data Systems, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains a profit sharing plan with a cash or deferred arrangement for the benefit of its employees and employees of adopting employers designated the “Telephone and Data Systems, Inc. Tax-Deferred Savings Plan” (the “Plan”); and

WHEREAS, the Company desires to amend the Plan in certain respects in order to provide for the TDS Special Common Stock Fund as an additional Designated Fund for the Plan.

NOW, THEREFORE, pursuant to the power of amendment contained in Section 14.1 of the Plan, the Plan is hereby amended as follows, effective as of the date that the Company distributes the Special Common Shares, par value $0.01 per share, of the Company as a stock dividend with respect to each outstanding Common Share and Series A Common Share of the Company:

1.                                       Subsection (30) of Article 2 is amended in its entirety to read as follows:

(30)  TDS Common Shares.  The Common Shares, par value $0.01 per share, of the Company which were listed on the American Stock Exchange prior to 2005 and continue to be so listed.

2.                                       The current subsections (31) through (37) of Article 2 are renumbered consecutively as subsections (32) through (38) and the following new subsection (31) is inserted in Article 2:

(31)  TDS Special Common Shares.  The Special Common Shares, par value $0.01 per share, of the Company which are to be initially listed on the American Stock Exchange in 2005.

3.                                       The last sentence of Section 4.1 is amended to read as follows:

All Employer contributions under this Section 4.1 shall be in cash or in TDS Common Shares, TDS Special Common Shares or USCC Common Shares as determined by the Employer making the contribution and shall be made within the time prescribed by law for filing the Employer’s federal income tax return, including extensions thereof, for the taxable year that ends with the Plan Year.

4.                                       The first sentence of paragraph (b) of Section 7.2 is amended to read as follows:

(b)                                 The Committee shall direct the Trustee to establish as Designated Funds the TDS Common Stock Fund, which fund shall be invested by the Trustee in TDS Common Shares, the TDS Special Common Stock Fund, which fund shall be invested by the

Trustee in TDS Special Common Shares, and the USCC Common Stock Fund, which fund shall be invested by the Trustee in USCC Common Shares.

5.                                       Paragraph (d) of Section 7.2 is amended to read as follows:

(d)                                 The Director of Employee Benefits of the Company is the fiduciary responsible for ensuring that (i) adequate procedures are established and followed to maintain confidentiality with respect to Participants’ purchases, holdings and sales of securities under the TDS Common Stock Fund, the TDS Special Common Stock Fund and the USCC Common Stock Fund, and Participants’ exercise of voting, tender and similar rights with respect to such Funds and (ii) a fiduciary independent of the Employers is appointed to carry out activities with respect to such Funds that the Director of Employee Benefits of the Company determines involve a potential for undue Employer influence upon Participants with regard to the direct or indirect exercise of shareholder rights.

6.                                       Paragraph (b) of Section 8.3 is amended to read as follows:

(b)                                 Distribution of Employer Securities.  Payment of benefits hereunder shall be made in cash except to the extent that the Participant’s Account is invested in the TDS Common Stock Fund, the TDS Special Common Stock Fund or the USCC Common Stock Fund in which case to the extent his account is so invested, payment can be made in whole TDS Common Shares, TDS Special Common Stock Fund or USCC Common

Shares, respectively (plus cash in lieu of fractional shares), if the Participant so elects.

IN WITNESS WHEREOF, the Company has caused this Amendment Number 9 to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan to be adopted this 4th day of March, 2005.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
President and Chief Executive Officer